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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934

                                (Amendment No. 1)

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                       Sensormatic Electronics Corporation
                            (Name of Subject Company)

                       Sensormatic Electronics Corporation
                      (Name of Person(s) Filing Statement)

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                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    817265101
                      (CUSIP Number of Class of Securities)

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                             Walter A. Engdahl, Esq.
             Corporate Vice President, General Counsel and Secretary
                       Sensormatic Electronics Corporation
                                 951 Yamato Road
                               Boca Raton, Florida
                                 (561) 989-7000
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
             Communications on Behalf of Person(s) Filing Statement)

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                                 With copies to:

       Victor I. Lewkow, Esq.                      Jerome M. LeWine, Esq.
 Cleary, Gottlieb, Steen & Hamilton            Salans, Hertzfeld, Heilbronn,
          One Liberty Plaza                           Christy & Viener
         New York, NY 10006                           620 Fifth Avenue
           (212) 225-2000                            New York, NY 10020
                                                       (212) 632-5500

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Amendment No. 1 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") initially filed with the Securities and Exchange Commission on August 23, 2001 by Sensormatic Electronics Corporation, a Delaware corporation (the "Company"), relating to the offer by Tyco Acquisition Corp. XXIV (NV), a Nevada corporation ("Acquiror") and wholly owned subsidiary of Tyco International Ltd., a Bermuda company ("Tyco"), to exchange each outstanding share of the common stock of the Company, par value $0.01 per share, for a fraction of a share of common stock, par value $0.20 per share, of Tyco upon the terms and subject to the conditions set forth in the Offer. This
Schedule 14D-9 is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the
Schedule 14D-9.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

         On August 31, 2001 the Company and Acquiror entered into Amendment No. 1 to the Merger Agreement, acknowledged by Tyco, a copy of which is incorporated by reference as Exhibit (e)(1)(i) hereto.

Item 8.  Additional Information

         Paragraph 5 of Item 8 is hereby amended and supplemented to state "On August 29, 2001, Tyco filed a formal notification on Form CO with the Commission."

Item 9.  Exhibits

Exhibit (e)(1)(i)    Amendment No. 1, dated as of August 23, 2001, to the
                     Agreement and Plan of Merger, dated as of August 3, 2001, between Tyco Acquisition Corp. XXIV (NV) and Sensormatic
                     Electronics Corporation, including a Guarantee of Tyco
                     International Ltd. and acknowledgement by Tyco.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Sensormatic Electronics Corporation


                                    By: /s/ Walter A. Engdahl
                                        -------------------------------
                                        Name: Walter A. Engdahl
                                        Title: Corporate Vice President--General
                                               Counsel & Secretary

Dated: September 4, 2001